Exhibit 99.1

News Release #11/2012
2012-03-06

Baja Mining Receives Response from BCSC Regarding Baja’s Complaint Against Mount Kellett’s Trade Disclosure

Vancouver, March 6, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today announced that it has received a response from the British Columbia Securities Commission (the “BCSC”) following Baja’s complaint about Mount Kellett Master Fund II A LP and Mount Kellett Capital Management LP (together, “Mount Kellett”).

The BCSC letter, from Martin Eady, Director, Corporate Finance, states: “Based on our review of the letter and the related securities rules, in my opinion, there is insufficient evidence to pursue the complaint at this time.”

Baja filed its complaint with the BCSC on February 23, 2012. As Baja disclosed in a news release the same day, the complaint involved Mount Kellett’s failure to file early warning and insider trading reports last year after it acquired more than 10% of Baja’s shares. Instead Mount Kellett selected a less transparent form of disclosure known as the alternate monthly report.

In the complaint Baja expressed its concern that Mount Kellett’s disclosure practices disadvantaged Baja shareholders and that Mount Kellett, which was seeking control of Baja, should have been more transparent. Baja rebuffed Mount Kellett’s control initiatives because Mount Kellett was unwilling to offer a premium to all shareholders.

Mount Kellett has since launched a proxy contest to place two of its representatives, including its managing director Stephen Lehner, on Baja’s Board. Baja notes that Mount Kellett, which owns 19.9% of Baja, still has not filed any insider trading reports on SEDI.

Baja is disappointed that the BCSC has declined to deal with the substance of its concerns and is considering its options. Baja reaffirms its commitment to protect the interests of all shareholders.

Voting Instructions

Baja urges shareholders to vote only the GOLD proxy AGAINST Mount Kellett’s director removal resolution, and AGAINST Mount Kellett’s Board expansion resolution. Vote WITHHOLD for the two Mount Kellett nominees to the Board, Stephen Lehner (the managing director of Mount Kellett) and Lorie Waisberg. Shareholders should discard any blue proxy they may receive and should vote only their GOLD proxy well in advance of the proxy voting deadline of March 30, 2012 at 10:00 a.m. (Vancouver Time).

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30

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percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact:

Shareholders:

Laurel Hill Advisory Group
Toll-free 1-877-304-0211
Collect: 416-304-0211
assistance@laurelhill.com

Media:

Longview Communications

Alan Bayless, 604-694-6035
abayless@longviewcomms.ca

or

Joel Shaffer, 416-649-8006
jshaffer@longviewcomms.ca

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of

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their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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